FORD MOTOR CREDIT COMPANY LLC

Susan J. Thomas Secretary One American Road Dearborn, MI 48126	Office of the General Counsel
January 28, 2011
Securities and Exchange Commission
Judiciary Plaza; Stop 3-10
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mr. Max Webb
Re:	Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the “ Co-Registrants”) Form S-3 Shelf Registration Statement (the “Registration Statement”)
Dear Mr. Webb:
     Enclosed is a courtesy copy of the Registration Statement referred to above that was filed today. Please note that we have not included a blackline of this Registration Statement against the current shelf registration statement for the Co-Registrants that became effective on January 29, 2008, Registration Nos. 333-148505 and 333-148505-01 (the “ Current Registration Statement”), because the form of prospectus supplement, the base prospectus and the transaction documents included as exhibits to the Registration Statement have been significantly revised in order to align those documents with the corresponding documents included in the shelf registration statement filed by the Co-Registrant’s affiliate, Ford Credit Auto Receivables Two LLC (Registration No. 333-167489) in connection with retail auto securitization program of the Sponsor, Ford Motor Credit Company LLC (“ Ford Credit”). As a result, we are unable to provide a useful blackline because of the substantial rearranging of the text. However, we believe that the changes made to the Registration Statement are non-substantive revisions that merely simplify and clarify the disclosure and improve the Plain English disclosure, and we confirm that the structure of the Issuing Entity and the securitization transactions contemplated by the documents remain unchanged. If you have any questions concerning these revisions, we would be happy to describe them to you in detail.
     The Registration Statement has been prepared in accordance with the Plain English Disclosure Rules and Regulation AB.
     This initial filing states that the amount to be registered is $1,000,000, which amount relates to the Current Registration Statement for purposes of Rule 415(a)(6) of the Securities Act of 1933, as amended. We will file an amendment that will increase the amount of registered securities prior to the Registration Statement’s effectiveness, including the remaining amount of securities on the Current Registration Statement.

     We understand that General Instruction I.A.4. to Form S-3 requires that to the extent a depositor or any issuing entity previously established by a depositor has been subject to the filing requirements of section 12 or 15(d) of the Securities Exchange Act of 1934, as amended (the ” Exchange Act”), during the twelve calendar months immediately preceding the filing of the Registration Statement, “such depositor and each such issuing entity must have filed all material required to be filed regarding such asset-backed securities pursuant to section 13, 14 or 15(d) of the Exchange Act for such period.” Attached hereto as Annex I, please find a list outlining each relevant issuing entity established by either Co-Registrant that was required to make any such filings since January 1, 2010, the CIK number for such issuing entity, the required filings for each issuing entity (filed since January 1, 2010) and the date of each filing.
     We would appreciate notice as to whether the Commission will conduct a review of this Registration Statement and, if so, the type of review and the name of the individual at the Commission who will be assigned the Registration Statement.
     If any member of the Staff has any questions, please contact the undersigned at (313) 594-9876, sthoma87@ford.com or Joseph Topolski at Katten Muchin Rosenman LLP at (212) 940-6312, joseph.topolski@kattenlaw.com.

Sincerely,

Susan J. Thomas

Annex I

Issuing Entity	CIK	Required Filing	Date Filed
Ford Credit Floorplan Master Owner Trust A Series 2009-2	0001472886	10-D (Periodic Report)	1-21-2010

		15-15D (Suspension of Duty to File)	1-27-2010

		10-K (Annual Report)	3-29-2010

Ford Credit Floorplan Master Owner Trust A Series 2010-5	0001502169	424B3 (Preliminary Prospectus Supplement)	9-27-2010

		FWP(Free Writing Prospectus)	9-30-2010

		FWP(Free Writing Prospectus)	9-30-2010

		FWP(Free Writing Prospectus)	9-30-2010

		424B2 (Final Prospectus Supplement)	9-30-2010

		8-K (Material Agreement)	9-30-2010

		8-K (Opinions)	10-6-2010

		8-K (Material Agreement)	10-8-2010

		10-D (Periodic Report)	10-21-2010

		10-D (Periodic Report)	11-17-2010

		10-D (Periodic Report)	12-15-2010

		10-D (Periodic Report)	1-20-2011

Ford Credit Floorplan Corporation	0000872471	424B3 (Preliminary Prospectus Supplement)	9-27-2010

		FWP(Free Writing Prospectus)	9-27-2010

		FWP(Free Writing Prospectus)	9-27-2010

		FWP(Free Writing Prospectus)	9-30-2010

		424B2 (Final Prospectus Supplement)	9-30-2010

Ford Credit Floorplan LLC	0001061198	424B3 (Preliminary Prospectus Supplement)	9-27-2010

		FWP(Free Writing Prospectus)	9-27-2010

		FWP(Free Writing Prospectus)	9-27-2010

		FWP(Free Writing Prospectus)	9-30-2010

		424B2 (Final Prospectus Supplement)	9-30-2010